UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Macerich Company
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
554382101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	554382101

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,906,3691 2

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,906,3691 2

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,906,3691 2

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 47,405 shares held as custodian

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.12%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
120,072 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee. 2,600,301 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 ING Groep N.V. disclaims beneficial ownership of all 3,906,369 shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such securities.
3 Based on 94,757,688 shares of common stock, par value $0.01 per share, issued and outstanding as of November 6, 2009 as reported in The Macerich Company’s Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 6, 2009.

Page 2 of 6 Pages

CUSIP No.	554382101

Item 1(a).	Name of Issuer:

Macerich Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Wilshire Blvd.
Suite 700
Santa Monica, CA 90401

Item 2(a).	Name of Person Filing:

ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

554382101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

Page 3 of 6 Pages

CUSIP No.	554382101
(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	Amount beneficially owned:
See item 9 on Page 2
(b)	Percent of class:
See item 11 on Page 2
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

☑

Page 4 of 6 Pages

CUSIP No.	554382101

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

As previously disclosed, ING Groep N.V. and ING Clarion Real Estate Securities L.P. previously filed Schedule 13G, as amended, as members of a group with respect to transactions in securities of the issuer. As of August 28, 2008, ING Clarion Real Estate Securities L.P. disaggregated from ING Groep N.V. for Schedule 13G purposes. All further filings with respect to transactions by ING Groep N.V. in the securities of the issuer will be filed, if required, by ING Groep N.V. in its individual capacity.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No.	554382101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010 (Date) ING GROEP N.V.
By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)

Just A.M. Emke-Petrelluzzi Bojanic Compliance Officer (Name/Title)
By:	/s/ Rob M. Fischmann
(Signature)

Rob M. Fischmann Manager Compliance Netherlands (Name/Title)

Page 6 of 6 Pages